EXHIBIT 5-1

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25		NOTIFICATION OF LATE FILING
											SEC FILE NUMBER
											   I -448

/X/  Form 10-K  /_/  Form 11-K  /_/  Form 20-F  /_/  Form 10-Q  /_/  Form N-SAR

											CUSIP NUMBER
											205101-59082910
Form Period Ended:  December 31, 1994

Part 1 - Registrant Information

Full Name of Registrant - MESTEK, INC.

Form Name if Applicable -

Address of Principal Executive Office
260 North Elm Street, Westfield, Massachusetts 01085

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

A change in Financial Hardware and Software during 1994 has delayed the year end closing process and the completion of the Company's Form 10-K for 1994. Management expects to complete and file Form 10-K on or before April 15, 1995.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

       Stephen M. Shea           	 (413) 	  568-9571
	           (Name)              (Area Code) (Telephone Number)





(2) Have all other periodic reported required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).    /X/ Yes  /_/  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
	                         /_/  Yes  /X/  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

	                             MESTEK, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date ______March 30,1995                  	By   /S/ Stephen M. Shea

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


	ATTENTION
	Intentional misstatments or omissions of the fact constitute Federal Criminal
	Violations (See 18 U.S.C. 1001).

	GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
   and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.